                                                                      SCHEDULE I

             INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE
                 SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1
                   THEREUNDER; CERTAIN INFORMATION CONCERNING
                     DIRECTORS AND OFFICERS OF THE COMPANY

    This Information Statement is being mailed on or about November 28, 1997 as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") to holders of the common stock, par value $.01 per share (in this Information Statement, "Common Stock" or "Shares"), of Deflecta-Shield Corporation (the "Company"). Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9. This information is being furnished in connection with the possible designation by Parent, pursuant to the Merger Agreement, of persons to be selected or appointed to the Board following the consummation of the Offer. Pursuant to the Merger Agreement, the Company adopted a resolution appointing certain designees of Parent as directors of the Board upon the conditions set forth in the Merger Agreement with respect to the designation of directors of the Company by Parent. At such time and from time to time thereafter, Parent shall be entitled to designate up to that number of directors of the Board as will make the percentage of the Company's directors designated by Parent (the "Parent Designees") equal to the aggregate voting power of the Common Stock then held by Purchaser or any affiliate of Purchaser (rounded up to the next whole number, provided that there remain at least two directors who are directors on the date of the Merger Agreement and who are neither officers of the Company nor designees, stockholders, affiliates or associates of Parent ("Continuing Directors"), subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. Parent and Purchaser agreed, prior to the effective time of the Merger, not to seek greater representation on the Board. Upon the consummation of the Offer, it is expected that Messrs. Meyer and Mamolen will be the Continuing Directors.

    None of the executive officers or directors of Parent currently is a director of, or holds any position with, the Company. The Company has been advised by Parent that, to the best of Parent's knowledge, none of its directors or executive officers or any of their associates beneficially owns any equity securities, or rights to acquire any equity securities, of the Company or have been involved in any transactions with the Company or any of its directors, executive officers or affiliates which are required to be disclosed pursuant to the rules and regulations of the Commission.

    The information contained herein concerning Parent, Purchaser and the Parent Designees has been furnished to the Company by Parent. The Company assumes no responsibility for the accuracy or completeness of such information.

                    INFORMATION WITH RESPECT TO THE COMPANY

VOTING SECURITIES

    As of November 25, 1997 there were outstanding 4,800,000 shares of Common Stock, all of one class and, each of which entitles the holder to one vote. The Company has no voting securities outstanding other than the Common Stock. The following table sets forth the beneficial ownership, as of November 25, 1997, of the Company's Common Stock (i) by each person who is a director of the Company,
(ii) by each of the executive officers of the Company for whom compensation information is set forth herein (the "Named Executive Officers") (none of whom, except the individuals listed, beneficially owns any Common Stock of the Company), (iii) by each person who is known to be a beneficial owner of more than 5% of any class of the Company's equity securities and (iv) by all directors and executive officers of the Company as a group.

                                                                                               BENEFICIAL OWNERSHIP
                                                                                              -----------------------
                                                                                                SHARES      PERCENT
                                                                                              ----------  -----------
Mark C. Mamolen(1)..........................................................................     954,687        19.9
Charles S. Meyer(2).........................................................................     954,687        19.9
William V. Glastris, Jr.....................................................................     120,625         2.5
Douglas T. Mergenthaler(3)..................................................................      94,000         1.9
Russell E. Stubbings(4).....................................................................      33,333         0.7
Ronald C. Katz(5)...........................................................................      15,000         0.3
Richard D. Minehart(6)......................................................................      25,000         0.5
John A. Daniels(7)..........................................................................      54,500         1.1
James T. Jurinak(8).........................................................................      13,533         0.3
Lowell A. Swarthout.........................................................................      47,000         1.0
First Bank System, Inc.(9)..................................................................     517,000        10.8
Woodland Partners LLC(10)...................................................................     510,400        10.6
William Blair & Company, L.L.C. (11)........................................................     358,001         7.5
Gregory J. Pacer(12)........................................................................     282,001         5.9
All directors and executive officers as a group (12 persons)(13)............................   2,272,032        45.4%

------------------------

(1) Mr. Mamolen's business address is 155 W. Burton Place, Chicago, Illinois.

(2) Mr. Meyer's business address is c/o LaSalle Capital Group, Inc., Three First National Plaza, Suite 5710, Chicago, Illinois.

(3) Includes 94,000 shares of Common Stock which may be acquired by Mr. Mergenthaler pursuant to options exercisable on November 25, 1997.

(4) Includes 33,333 shares of Common Stock which may be acquired by Mr. Stubbings pursuant to options exercisable on November 25, 1997.

(5) Includes 4,000 shares of Common Stock which may be acquired by Mr. Katz pursuant to options exercisable on November 25, 1997.

(6) Includes 25,000 shares of Common Stock which may be acquired by Mr. Minehart pursuant to options exercisable on November 25, 1997.

(7) Includes 30,000 shares of Common Stock which may be acquired by Mr. Daniels pursuant to options exercisable on November 25, 1997.

(8) Includes 13,333 shares of Common Stock which may be acquired by Mr. Jurinak pursuant to options which become exercisable on December 2, 1997.

(9) Reflects shares beneficially owned as of December 31, 1996, according to a statement on Schedule 13G filed with the SEC. First Bank System, Inc.'s business address is 601 Second Avenue South, Minneapolis, MN 55402-4302.

(10) Reflects shares beneficially owned as of December 31, 1996, according to a statement on Schedule 13G filed with the SEC. Woodland Partners LLC's business address is 60 South Sixth Street, Suite 3750, Minneapolis, Minnesota 55402.

(11) Reflects shares beneficially owned as of December 31, 1996, according to a statement on Schedule 13G filed with the SEC. William Blair & Company, L.L.C.'s business address is 222 West Adams Street, Chicago, IL 60606-53l2.

(12) Reflects shares beneficially owned as of January 27, 1994, according to a statement on Schedule 13D filed with the SEC. Mr. Pacer s address is 13 Sugar Creek Lane, Waukee, IA 50263. Mr. Pacer resigned as a director and President and Chief Executive Officer of the Company on August 28, 1995.

(13) Includes 193,000 shares of Common Stock which may be acquired by directors or executive officers pursuant to options exercisable on November 25, 1997 and 13,333 shares of Common Stock which may be acquired by an executive officer pursuant to options which become exercisable on December 2, 1997.

CHANGE OF CONTROL

    The completion of the Offer and Merger pursuant to the terms of the Merger Agreement described herein would result in a change of control of the Company.

                  BOARD OF DIRECTORS AND THE PARENT DESIGNEES

THE PARENT DESIGNEES

    Pursuant to the terms of the Merger Agreement, it is expected that the Parent Designees will take office as directors of the Company upon the acceptance for payment by Purchaser of at least a majority of Shares in the Offer.

    Parent has advised the Company that the Parent Designees are Ira D. Kleinman, William J. McMahon, Robert R. Schoeberl and Dennis W. Vollmershausen.

    The business address of each of the following persons is 911 Lund Boulevard, Anoka, Minnesota 55303, other than for Mr. Kleinman, whose business address is 767 Third Avenue, New York, NY 10022 and Mr. Vollmershausen, whose business address in P.O. Box 10, 160 Maitland Road, Godderich, Ontario N7A3Y6. Each such person is a citizen of the United States. Set forth below is certain information with respect to the Parent Designees.

    IRA D. KLEINMAN, age 41, has served as General Partner of Harvest Partners, Inc., a private equity investment firm ("Harvest"), since 1991. From 1984 to 1987, Mr. Kleinman served as controller of Harvest and since 1987, Mr. Kleinman has served as Chief Financial Officer of Harvest.

    WILLIAM J. MCMAHON, age 51, has served as President and Chief Executive Officer of the Parent since September 1994. From May 1991 to September 1994, Mr. McMahon served as Chief Operating Officer for Anagram International, Inc., a manufacturer and distributor of consumer products and industrial packaging.

    ROBERT R. SCHOEBERL, age 61, is a retired executive of Montgomery Ward since 1994, where Mr. Schoeberl spent 35 years. Mr. Schoeberl is a member of the board of Directors of the Automotive Foundation for the Aftermarket and a member of the Automotive Parts and Accessories Association.

    DENNIS VOLLMERSHAUSEN, age 54, has served as Chairman of the Board of London Machinery, Inc., an equipment manufacturing company, since 1990. In addition, Mr. Vollmershausen has served as Executive

Vice President of Champion Road Machinery, Ltd., a construction company ("Champion"), from August 1996 to June 1997, and as President and Chief Executive Officer of Champion since June 1997.

    During the last five years, none of the above persons, to the best knowledge of Parent or the Company, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

    The directors and executive officers of the Company as of November 25, 1997 are set forth below.

    WILLIAM V. GLASTRIS, JR., age 37, has been a director of the Company since its inception in October 1993 and was a director of DFM Corp, a wholly-owned subsidiary of the Company, from June 1990 until May 1996. Mr. Glastris has been a principal of Kenter Glastris & Tuttle, L.L.C., a private investment firm, since July, 1996. Mr. Glastris has been a private investor for more than five years and served as an officer and director of LaSalle Capital Group, Inc., a private investment firm, from February 1990 to July 1996. Mr. Glastris is chairman, a director and treasurer of Copperfield Chimney Supply, Inc., co-chairman and a director of Equestrian Products Corporation and a director of the corporate managing general partners of GolfMark, L.P. and Elm Packaging Company, L.P.

    RONALD C. KATZ, age 61, has been a director of the Company since October 26, 1994. Throughout the past five years, Mr. Katz has been Chairman and Chief Executive Officer of Elkay Manufacturing Company, a plumbing products and kitchen cabinet manufacturer.

    MARK C. MAMOLEN, age 51, has been a director of the Company since its inception in October 1993 and was a director of DFM Corp. from June 1990 until May 1996. Mr. Mamolen was a director and Vice President of CSM-Belmor, Inc. ("CSM"), the managing general partner of Belmor Manufacturing Limited Partnership, the predecessor to the Company (the "Predecessor Partnership"), and a director, President and the sole stockholder of MCM Holdings, Inc. ("MCM"), the associate general partner of the Predecessor Partnership from March 1988 until the merger of CSM and MCM with and into the Company in January 1994. Mr. Mamolen founded Carl Street Partners, a private investment firm, in 1987 and has served as the managing general partner of Carl Street Partners since that time. Mr. Mamolen is a stockholder of several privately-held corporations.

    DOUGLAS T. MERGENTHALER, age 48, has been a director of the Company since August 23, 1994. Mr. Mergenthaler has been Chief Executive Officer of Ashton Corporation, a holding company, since 1988, Chief Executive Officer of Kwikee Products Company, Inc., a transportation accessory manufacturing company, since 1984, and Chief Executive Officer of Davidson Plastic Corporation since 1993. Since 1991, Mr. Mergenthaler has been a director and a member of the Executive Committee of the Specialty Equipment Manufacturers Association ("SEMA"). SEMA is the primary trade association of the automotive aftermarket industry. From 1989 to 1994, Mr. Mergenthaler was Chief Executive Officer of Trailmaster Products, Inc. and between 1986 and 1994 he was a director of Summit Savings Bank Corp.

    CHARLES S. MEYER, age 46, has been a director of the Company since its inception in October 1993, and was Chairman of the Board of DFM Corp. from June 1990 until May 1996. He served as a director, President and sole stockholder of CSM from March 1988 until the merger of CSM with and into the Company in January 1994. Mr. Meyer founded LaSalle Capital Group, Inc., a private investment firm, in 1984 and serves as Chairman of LaSalle Capital Group, Inc. Mr. Meyer is also a director and stockholder of numerous privately-held corporations

    RUSSELL E. STUBBINGS, age 57, has been a director of the Company since November 1, 1995. Mr. Stubbings has been President of the Company since September 6, 1995 and was appointed Chief

Executive Officer of the Company on March 11, 1996. Prior thereto, he was employed by Lund International Holdings, Inc. from November 1991 to August 1995 where he served as Vice President of Sales and Marketing and additionally was promoted to Chief Operating Officer in February 1993. Mr. Stubbings served in a number of senior management positions of increasing responsibility with Fey Automotive Products, a division of Standum Inc., from September 1989 to November 1991. Mr. Stubbings currently serves on the Board of Directors of SEMA.

    RICHARD D. MINEHART, JR., age 54, has been Vice President of Operations and Chief Operating Officer of the Company since March 11, 1996. Prior thereto, he served as Vice President of Operations for Coleman Cable Systems, Inc., a manufacturer of insulated wire and cable products, from February 1991 to March 1996.

    RONALD C. FOX, age 57, has been Vice President and Chief Financial Officer of the Company since October 28, 1996 and Secretary and Treasurer of the Company since April 18, 1997. Prior thereto, he served as Vice President and Chief Financial Officer of SSDS, Inc., a computer integration company from December 1994 to October 1996. Mr. Fox served as Vice President and Chief Financial Officer of Bestop, Inc., an automotive accessory company from August 1988 to December 1994.

    JOHN A. DANIELS, age 61, has been Vice President, Heavy Truck Operations of the Company since its inception in October 1993 and Vice President of DFM Corp. since June 1990.

    JAMES T. JURINAK, age 48, has been Vice President, General Manager Light Truck Operations since December 13, 1996. Prior thereto, he served as Vice President, General Manager of Poly Hi Solidun, a division of Menasha Corporation engaged in the conversion, fabrication and sale of engineered polymers, from November 1994 to December 1996. Mr. Jurinak was Vice President, Operations for Tyton Corporation, a cable television manufacturer, from September 1993 to October 1994. From August 1991 to August 1993, Mr. Jurinak served as Senior Vice President, Operations of Cleveland Pneumatic, an aircraft landing gear manufacturing division of Pneumo Abex Corp.

                   MEETINGS, COMMITTEES AND OTHER INFORMATION

MEETINGS OF THE BOARD OF DIRECTORS

    The Board of Directors of the Company holds regular meetings at a minimum of once each fiscal quarter. The Board held five regular meetings and no special meetings in 1996. Each of the directors, other than Mr. Vinyard, who served as a director during the 1996 fiscal year, attended 75% or more of the aggregate number of meetings held during 1996 of the Board and of the committees of which such Director was a member.

COMMITTEES OF THE BOARD

    The Board of Directors of the Company currently has an Audit Committee and a Compensation Committee. The Company does not currently have a nominating committee.

    AUDIT COMMITTEE. The Audit Committee of the Company consists of Messrs. Mamolen and Mergenthaler. The Audit Committee met one time in 1996 and all of the members attended the meeting. The primary functions of the Audit Committee are to recommend independent public accountants to the Board, to review the scope of the independent public accountants' audit, to review the fees for audit and non-audit services by the independent public accountants and to consider the results of the independent public accountants' review of the internal accounting controls and other matters resulting from the audit.

    COMPENSATION COMMITTEE. The Compensation Committee of the Company consists of Messrs. Mamolen and Meyer. The Compensation Committee met one time in 1996 and all of the members attended the meeting. The function of the Compensation Committee is to review and make recommendations upon proposals by management as to compensation, bonuses, officers' severance arrangements and other benefits and policies with respect to such matters for the officers and employees of the Company and its affiliates.

DIRECTOR COMPENSATION ARRANGEMENTS

    Independent directors of the Company receive an annual retainer of $10,000, paid quarterly. All directors are reimbursed for out-of-pocket expenses related to the Company's business. In addition at the discretion of the Board, directors may be granted options to purchase shares of Common Stock of the Company.

                  OTHER TRANSACTIONS AND CERTAIN RELATIONSHIPS

    REGISTRATION RIGHTS. Messrs. Mamolen, Meyer, Glastris, Daniels, and certain other parties and the Company have entered into a Registration Rights Agreement, pursuant to which each of Mr. Mamolen and Mr. Meyer has the right to require the Company to file two registration statements under the Securities Act of 1933, as amended (the "Securities Act") (on any available form), provided that the number of shares of Common Stock to be included in each such registration exceeds 250,000 shares. In addition, under the Registration Rights Agreement, Mr. Mamolen and Mr. Meyer have the right to require the Company to file a registration statement which the Company will be obligated to keep effective under the Securities Act for a period not to exceed 18 months. Each of Messrs. Mamolen and Meyer also has the right to require the Company to file two additional registration statements on Form S-3, provided that the number of shares of Common Stock to be included in each such registration would exceed 100,000 shares. Registration statements filed pursuant to the Registration Rights Agreement may cover sales in underwritten offerings or from time to time in open market transactions. Parties to the Registration Rights Agreement also have the right to require the Company to include their shares of Common Stock in any future registered offering by the Company, subject to certain conditions and limitations. In addition, the Registration Rights Agreement contains certain other customary provisions with respect to registration rights, including indemnification provisions and provisions requiring the Company to bear the costs and expenses of the registrations described above.

    Mr. Mergenthaler and certain other holders of options to purchase 100,000 shares of Common Stock granted in connection with the acquisition by the Company of the assets of Trailmaster Products, Inc. in 1994, have certain "piggy-back" rights to register the shares to be issued upon exercise of such options.

FILINGS UNDER SECTION 16(A) OF THE EXCHANGE ACT

    Section 16(a) of the Securities Exchange Act of 1934, as amended ("Section 16(a)") requires the Company's directors, officers and beneficial owners of more than 10% of its common stock to file reports of holdings and transactions of the Company's Common Stock with the Securities and Exchange Commission. Based upon Company records and other information, the Company believes that with respect to the fiscal year ended December 31, 1996, each of the Company's directors, officers and beneficial owners of more than 10% of its Common Stock were in compliance with the filing requirements of Section 16(a), except that James T. Jurinak filed his Form 3, which reported ownership of the options disclosed herein, four months late and a Form 4 reporting one transaction one month late.

                             EXECUTIVE COMPENSATION

SUMMARY OF EXECUTIVE COMPENSATION

    The following table sets forth information concerning compensation paid by the Company and its predecessor, subsidiaries and affiliates to (i) the Company's chief executive officer (the "CEO") and (ii) the Company's three most highly compensated executive officers other than the CEO who were the only other executive officers whose total annual salary and bonus for the fiscal year ended on December 31, 1996 exceeded $100,000 (collectively, the "Named Executive Officers") for services in all capacities during the years ended December 31, 1996, 1995 and 1994.

                           SUMMARY COMPENSATION TABLE

                                                                                          LONG TERM
                                                                                        COMPENSATION
                                                                                        -------------
                                                                                         SECURITIES
                                                                 ANNUAL COMPENSATION     UNDERLYING      ALL OTHER
NAME AND                                                        ----------------------     OPTIONS     COMPENSATION
PRINCIPAL POSITION                                     YEAR     SALARY($)    BONUS($)        (#)            ($)
---------------------------------------------------  ---------  ----------  ----------  -------------  -------------
Russell E. Stubbings(1)............................       1996  $  160,000  $  120,000       50,000         46,733(2)
President                                                 1995      49,231           0       50,000          1,267(3)
Richard D. Minehart(4).............................       1996     110,385      55,160       50,000         --
Vice President, Operations and Chief Operating
  Officer
John A. Daniels....................................       1996     110,000      40,000       --              6,354(5)
Vice President, Heavy Truck Operations                    1995      99,603      35,000       --              9,170(5)
                                                          1994      82,452      35,000       30,000         12,423(5)
Lowell A. Swarthout(6).............................       1996      90,000      27,000       --              3,950(5)
Vice President, Secretary and Treasurer                   1995      89,855           0       --              8,681(5)
                                                          1994      82,452      35,000       --             12,615(5)

------------------------

(1) Mr. Stubbings joined the Company on September 6, 1995.

(2) The Company reimbursed Mr. Stubbings $4,600 in taxes paid by Mr. Stubbings with respect to moving expenses of $35,279 which the Company paid to Mr. Stubbings. The Company also paid $2,610 for the life insurance premium on Mr. Stubbings. The Company contributed $4,244 to Mr. Stubbings' retirement plan.

(3) The Company paid $1,267 for the life insurance premium on Mr. Stubbings.

(4) Mr. Minehart joined the Company on March 11, 1996.

(5) The Company contributed to the retirement plans of Messrs. Daniels and Swarthout in 1996, 1995 and 1994, respectively.

(6) Mr. Swarthout resigned from all his positions with the Company on April 7, 1997.

OPTION GRANTS AND EXERCISES

    The following tables set forth summaries of the terms of stock options granted to Mr. Stubbings and Mr. Minehart during the Company's 1996 fiscal year and the value of unexercised options held by Messrs. Stubbings, Minehart, Daniels and Swarthout as of December 31, 1996. No other Named Executive Officer received options during the 1996 fiscal year. None of the Named Executive Officers exercised any stock options during the 1996 fiscal year. No stock appreciation rights were granted to or exercised by any of the Named Executive Officers during the 1996 fiscal year.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                                                   POTENTIAL REALIZABLE
                                                                                                         VALUE OF
                                                                                                   ASSUMED ANNUAL RATES
                                                                                                         OF STOCK
                                                                                                  PRICE APPRECIATION FOR
                                                           INDIVIDUAL GRANTS                           OPTION TERM
                                        --------------------------------------------------------  ----------------------
                                          NO. OF
                                        SECURITIES    PERCENTAGE OF
                                        UNDERLYING    TOTAL OPTIONS
                                          OPTIONS      GRANTED TO      EXERCISE OR
                                          GRANTED     EMPLOYEES IN     BASE PRICE    EXPIRATION
NAME                                        (#)        FISCAL YEAR       ($/SH)         DATE        5%($)       10%($)
--------------------------------------  -----------  ---------------  -------------  -----------  ----------  ----------
Russell E. Stubbings..................      50,000           29.4%      $    4.50       3/10/06   $  141,501  $  358,592
Richard D. Minehart...................      50,000           29.4%      $    4.50       3/10/06   $  141,501  $  358,592

                 AGGREGATED OPTION EXERCISE IN LAST FISCAL YEAR
                       AND FISCAL YEAR END OPTION VALUES

                                           NUMBER OF SECURITIES        VALUE OF UNEXERCISED
                                          UNDERLYING UNEXERCISED           IN-THE-MONEY
                                           OPTIONS AT FY-END(#)         OPTIONS AT FY-END
                                        --------------------------  --------------------------
NAME                                    EXERCISABLE  UNEXERCISABLE  EXERCISABLE  UNEXERCISABLE
--------------------------------------  -----------  -------------  -----------  -------------
Russell E. Stubbings..................      16,667        83,333     $  14,584    $   235,416
Richard D. Minehart...................      12,550        37,500     $  51,563    $   154,688
John A. Daniels.......................      20,000        10,000        --            --

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    As noted above, the current members of the Compensation Committee are Messrs. Mamolen and Meyer and Vinyard, none of whom is or has been an executive officer or employee of the Company or its subsidiaries.

    Messrs. Mamolen and Meyer and certain other persons are parties to a registration rights agreement with the Company pursuant to which the Company has agreed to register their shares of Common Stock under the Securities Act of 1933 and state securities laws See "Other Transactions and Certain
Relationships--Registration Rights Agreement".

EMPLOYMENT AND SEVERANCE AGREEMENTS

    EMPLOYMENT AGREEMENTS. In connection with the commencement of his service as President of the Company, Mr. Stubbings and the Company entered into an Employment Agreement dated as of September 1, 1995 (the "Stubbings Employment Agreement"), with a term of three years. The Stubbings Employment Agreement provides that Mr. Stubbings will serve as President of the Company and will report to the Board of the Company. The Stubbings Employment Agreement provides for (i) base salary at an initial rate of $160,000, with annual reviews at the discretion of the Board; (ii) bonus as determined in the discretion of the Board, with the financial performance of the Company to be a significant factor in the determination of such bonus; (iii) a grant of options to purchase 50,000 shares of Common Stock at an exercise price equal to the closing price of the Company's Common Stock on The Nasdaq Stock Market ("Nasdaq") on September 1, 1995; (iv) participation in the Company's employee benefit plans; (v) Company-paid life insurance with a death benefit in the amount of $500,000; (vi) reimbursement of relocation expenses; (vii) three weeks of paid vacation per year; and (viii) provision of a late-model vehicle. The Stubbings Employment Agreement also contains certain confidentiality and non-competition restrictions. The Stubbings Employment Agreement provides that upon the termination of Mr. Stubbings' employment, other than by reason of his voluntary resignation or termination for Just Cause (as defined in the Stubbings Employment Agreement), he will be paid severance pay equal to six months of his then-current base salary.

    In connection with the commencement of his service as Vice President of Operations and Chief Operating Officer of the Company, Mr. Minehart and the Company entered into an Employment Agreement dated as of February 7, 1996 (the "Minehart Employment Agreement"). The Minehart Employment Agreement provides that Mr. Minehart will serve as Vice President of Operations and Chief Operating Officer of the Company and will report to the President of the Company. The Minehart Employment Agreement provides for (i) base salary at an initial rate of $140,000, with annual reviews at the discretion of the President of the Company;
(ii) bonus of 60% of base salary if the Company achieves a targeted goal (earnings per share of $1.00 for 1996), which bonus will be earned and funded on a prorated basis, plus a discretionary bonus as determined in the discretion of the Board if such target is met; (iii) a grant of options to purchase 50,000 shares of Common Stock at an exercise price equal to the closing price of the Company's Common Stock on Nasdaq on March 11, 1996; (iv) participation in the Company's employee benefit plans; (v) reimbursement of reasonable relocation expenses; (vi) three weeks of paid vacation per year; and (vii) provision of a late-model light truck. The Minehart Employment Agreement also contains certain confidentiality and non-competition restrictions. The Minehart Employment Agreement provides that upon the termination of Mr. Minehart's employment, other than by reason of his voluntary resignation or termination for Cause (as defined in the Minehart Employment Agreement), he will be paid severance pay equal to nine months of his then-current base salary. In addition, the Minehart Employment Agreement provides that in the event of the termination of his employment within two years of a "change of control" (as defined in the Minehart Employment Agreement) of the Company, Mr. Minehart will be paid a lump sum severance payment equal to one year of his then-current base salary and 100% of one year's bonus potential.

    In connection with the commencement of his service as Vice President and General Manager of the Company's Autotron Division, Mr. James T. Jurinak and the Company entered into an Employment Letter Agreement dated October 14, 1996 (the "Jurinak Employment Agreement"). The Jurinak Employment Agreement provides that Mr. Jurinak will serve as Vice President and General Manager of the Company's Autotron Division and will report to the Chief Operating Officer of the Company. The Jurinak Employment Agreement provides for (i) base salary at an initial rate of $130,000, with annual reviews at the discretion of the President of the Company; (ii) bonus of 30% of base salary if the Company achieves its budgeted goals, plus a discretionary bonus as determined by the Board if DFM exceeds budgeted goals; (iii) a grant of options to purchase 40,000 shares of Common Stock at an exercise price equal to the closing price of the Company's Common Stock on Nasdaq on December 2, 1996; (iv) participation in the Company's employee benefit plans; (v) reimbursement of reasonable relocation expenses;
(vi) three weeks of paid vacation per year; and (vii) provision of a late-model light truck or sport utility vehicle. The Jurinak Employment Agreement also contains certain confidentiality and non-competition restrictions. The Jurinak Employment Agreement provides that upon termination of Mr. Jurinak's employment with the Company, other than by reason of his voluntary resignation or termination for Cause (as defined in the Jurinak Employment Agreement), he will be paid severance pay equal to six months of his then-current base salary.

    In connection with the commencement of his service as Vice President and Chief Financial Officer of the Company, Mr. Ronald C. Fox and the Company entered into an Employment Letter Agreement dated October 28, 1996 (the "Fox Employment Agreement"), with a term of three years. The Fox Employment Agreement provides that Mr. Fox will serve as Vice President and Chief Financial Officer of the Company. The Fox Employment Agreement provides for (i) base salary at an initial rate of $110,000; (ii) bonus comparable to other senior level executives at the Company's corporate headquarters; (iii) a grant of options to purchase 20,000 shares of Common Stock at an exercise price equal to the closing price of the Company's Common Stock on Nasdaq on October 28, 1996; (iv) participation in the Company's employee benefit plans; (v) reimbursement of all cost of travel expenses from Colorado to Iowa; (vi) three weeks of paid vacation per year; and (vii) provision of a late-model light truck or sport utility vehicle. The Fox Employment Agreement also contains certain confidentiality and non-competition restrictions. The Fox Employment Agreement provides that upon termination of Mr. Fox's employment with the Company, other than by reason of his voluntary resignation or termination for Just Cause (as defined in the Fox Employment Agreement, he will be paid severance pay equal to six months of his then-current base salary. Mr. Fox is permitted to terminate the Fox Employment Agreement at his election and receive six months severance and group insurance in the event that an office move to Colorado is not made within eighteen months of his start date.

    SEVERANCE AGREEMENTS. In connection with the acquisition by the Predecessor Partnership of DFM Corp., each of Messrs. Swarthout and Daniels entered into a Severance Agreement (collectively, the "DFM Severance Agreements") with DFM Corp. Under the DFM Severance Agreements, in the event of termination of employment without Just Cause (as defined in such DFM Severance Agreements), each of Messrs. Daniels and Swarthout will be entitled to receive severance compensation equal to one-half of their annual base compensation at the rate then paid. Such severance compensation is to be paid in 12 monthly installments. Mr. Swarthout resigned from the Company in April 1997.

    Reference is made to Item 3(b)(i) of this Form 14D-9 with respect to Severance Agreements entered into on November 25, 1997.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

    COMPENSATION PHILOSOPHY. The Compensation Committee ("Committee") is composed of independent, non-employee directors. The Committee reviews and makes recommendations to the Board upon proposals by management as to compensation, bonuses, officers' severance arrangements and other benefits and policies with respect to such matters for the officers and employees of the Company and its subsidiaries. Effective November 13, 1996 the entire Board, including the members of the Committee, administers the Company's stock plans. The member's of the Committee served on the committee administering the employee stock plan prior to that date.

    The Committee and the Board believe that the compensation of the Chief Executive Officer and other officers of the Company should be aligned with the performance of the Company and the creation of value for its stockholders. The Committee and the Board also believe that the Company must provide competitive levels of compensation to its officers in order to attract individuals of the highest caliber.

    To align pay with performance, a significant portion of the officers' compensation is in the form of bonuses contingent upon the Company's financial performance. Stock options are used to provide a link to the market value of the Company's Common Stock and are used to a greater extent with respect to the compensation of senior members of management. In determining bonuses within its discretion, the Board and the Committee will consider the overall operating performance of the Company, the overall individual performance of the executive officers in executing the Company's business plan and the overall responsibilities of the executive officers.

    BASE SALARIES. Officers' base salaries are reviewed annually by the Committee. The Committee evaluates management's recommendations based upon the results achieved by each officer relative to the officer's assigned responsibilities as well as competitive salary practices of other similar employers. The Committee does not obtain formal salary surveys and the employers considered similar for this purpose are companies included in the Peer Group used for the performance graph that have similar levels of total sales and are more directly competitive with the Company.

    Mr. Stubbings' base salary was set at $160,000 per annum, at the time he became an employee of the Company in 1995 and recently increased to $168,000 for fiscal 1997

    BONUS PROGRAM. Executives whom the Board has determined have had a significant impact on the Company's financial results through their positions and performance are eligible to participate in the Company's Bonus Program. The Bonus Program for 1996 was comprised of bonuses based on two components: (i) achievement of a targeted level of net income per share established by the Board and

    (ii) performance of that portion of the Company's business with respect to which the applicable employee had management responsibility or in which he or she was employed.

    For 1996, Mr. Stubbings received a bonus of $120,000. The Committee determined to award Mr. Stubbings with a bonus based upon Mr. Stubbing's performance as CEO for the year and the Company's favorable financial performance for the year, which was evidenced by, among other things, a substantial increase in net income and earnings per share over the previous year. Other executive officers received bonuses for 1996 as follows: Richard D. Minehart, $55,160; John A. Daniels, $40,000; Lowell A. Swarthout, $27,000. These bonuses reflected the substantial improvement in the Company's results in 1996 compared to 1995 when the only bonus paid to an executive officer was a bonus of $35,000 paid to Mr. Daniels, in keeping with the Committee's view that the bonuses should be paid for success and creation of value for shareholders and should only be granted for superior performance. The Committee considered the contribution of each executive officer toward achieving the Company's prior year and long term strategic objectives and in this connection the Chief Executive Officer made recommendations regarding the components of each executive officer's compensation package except his own.

    In its considerations the Committee did not assign quantitative relative weights to different factors or follow mathematical formulae. Rather the Committee exercised its discretion and made a judgment after considering the facts it deemed relevant The Committee's decisions were designed to: (a) align the interests of executive officers with the interest of the Company's stockholders by providing awards based on performance; and (b) allow the Company to compete for and retain executive officers critical to its success by providing an opportunity for compensation that is comparable to levels offered by other companies in its markets.

    Section 162(m) of the Internal Revenue Code generally denies a deduction to any publicly held corporation for compensation paid to a "covered employee" in a taxable year to the extent that the employee's compensation (other than qualified performance-based compensation) exceeds $1 million. In December 1995, the Internal Revenue Service published regulations governing the $1 million deductibility cap. Pursuant to those regulations, the Company's "covered employees" will be those who, at the end of the year, are the chief executive officer and the four other highest compensated executive officers of the Company as determined under the Rules of the Securities and Exchange Commission governing executive compensation disclosure. The Board has determined that administration of the stock plans by the entire board is advisable because, under the recent changes to Rule 16b-3 members of the Committee would not meet the definition of a "non-employee director" for purposes of exemptions from recapture of short-swing profits under Section 16(b) with respect to grants of options thereunder for any year in which a Committee member received fees or other compensation in excess of $60,000. However, compensation represented by the spread between fair market value and the exercise price at the date of exercise of non-qualified share options will not be performance-based compensation for purposes of Section 162(m) so long as the entire Board administers the stock plans and any of the Directors is not an "outside director" as described in Section 162(m) and the regulations promulgated thereunder.

    It is the Committee's policy to consider deductibility under Section 162(m) in determining compensation arrangements for the Company's "covered employees," and the Committee intends to optimize the deductibility of compensation to the extent deductibility is consistent with the objectives of the executive compensation program. The Committee, however, intends to weigh the benefits of full deductibility with the objectives of the executive compensation plan and, if the Committee believes to do so is in the best interest of the Company and its stockholders, will make compensation arrangements which may not be fully deductible under Section 162(m). The Board will also consider deductibility as well as compensation objectives in administering the stock plans and this may result in the grant of incentive stock options, which may not result in tax deductible compensation, rather than non-qualified stock options, which may result in tax deductible compensation.

    STOCK PLANS. Beginning in fiscal 1994, long-term incentives have been provided through the grants of stock options or awards of restricted stock under the 1993 Stock Plan, and, since last year the 1996 Stock Plan. Options to purchase substantially' all of the shares available under the 1993 Stock Plan have been granted. The Committee believes that equity ownership provides significant motivation to executives to maximize value for the Company's shareholders. The 1996 Stock Plan provides that stock options will be granted at no less than the prevailing market price and therefore, will only have value if the Company's stock price increases after the grant. The Committee believes that stock options and stock awards provide a direct link between compensation and shareholder return, measured by the same index used by shareholders to measure Company performance. The terms of options granted as well as the terms of any restrictions on stock awarded will be determined at the time of the grant or award by the Committee established under the 1996 Stock Plan.

    During 1996, options to purchase 160,000 shares of Common Stock were granted to executive officers of the Company and options to purchase 10,000 Shares of Common Stock were granted to other employees.

                                          COMPENSATION COMMITTEE
                                          Mark C Mamolen
                                          Charles S Meyer
                                          BOARD OF DIRECTORS (solely with
                                          respect to the Stock Plans)
                                          William V. Glastris, Jr.
                                          Ronald C. Katz
                                          Mark C. Mamolen
                                          Douglas T. Mergenthaler
                                          Charles S Meyer
                                          Russell E. Stubbings

PERFORMANCE GRAPH

    The graph below compares cumulative total return on investment (based on the change in year-end stock price from the prior year and assuming reinvestment of all dividends) assuming a $100 investment in the Common Stock of the Company, the Nasdaq Market Index and a peer group of companies consisting of 50 motor vehicle parts and accessories companies, including the Company (collectively, the "Peer Group") for the period commencing January 21, 1994 and ended December 31, 1996. The Peer Group consists of companies with the same Standard Industrial Classification Code as the Company. Total returns exclude trading commissions and taxes.

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

                       JAN 21 1994   DEC 31 1994   DEC 31 1995   DEC 31 1996
Delta-Shield Corp               100         53.17         30.16         54.76
Peer Group                      100         80.89         88.74        109.49
Nasdaq Market Index             100         97.24        126.13        156.74